UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-35042

Nielsen N.V.*

(Exact name of registrant as specified in its charter)

85 Broad Street New York, New York 10004 +1 (646) 654-5000	Diemerhof 2 1112 XL Diemen The Netherlands +31 20 398 8777
(Address, including zip code, and telephone number, including area code, of registrants’ principal executive offices)

Common Stock, par value €0.07 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None.

*	This Form 15 relates solely to the reporting obligations of Nielsen N.V., a Dutch corporation, under the Securities Exchange Act of 1934 (the “Exchange Act”), and does not affect the reporting obligations of Nielsen Holdings plc as its successor issuer under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Nielsen Holdings plc, as successor to Nielsen N.V., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 10, 2015

NIELSEN HOLDINGS PLC

By:	/s/ Jamere Jackson
Name:	Jamere Jackson
Title:	Chief Financial Officer